UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN ANNOUNCES IND FILING FOR BHV-0223 FOR PHASE 1 CLINICAL TESTING

Toronto, Ontario, July 23, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), and Biohaven Pharmaceutical Holding Company Limited (Biohaven), are pleased to announce that Biohaven has filed an Investigational New Drug (IND) Application with the U.S. Food and Drug Administration (FDA) to conduct clinical testing of BHV-0223. Portage holds 54% equity interest in Biohaven, a private company.

BHV-0223 is a glutamate modulating agent and Biohaven has entered into an exclusive worldwide agreement with Catalent to provide its Zydis® ODT fast-dissolve formulation for BHV-0223. BHV-0223 is being developed for eventual commercial use in treatment-resistant affective disorders, focusing initially on Generalized Anxiety Disorder (GAD).

Pending IND approval, Biohaven intends to proceed with a single center study designed to assess safety, tolerability, and pharmacokinetics of single and multiple doses of BHV-0223 in healthy volunteers. Data from this trial will be used to design Phase 3 studies in subjects who suffer from treatment-resistant affective disorders.

Declan Doogan, M.D., Executive Chairman, commented, “The IND filing for BHV-0223 represents an important milestone for Biohaven and signals the advancement of its clinical development program. The clinical team is now poised to begin testing of this novel formulation of BHV-0223 in subjects.”

 “This IND filing brings us an important step closer to our goal of testing a novel formulation of this glutamate modulating agent in patients suffering from treatment resistant affective disorders. I believe that BHV-0223 has significant potential to deliver efficacy without the dissociative or psychomimetic effects that are reported for ketamine, a product that blocks glutamate effects at the NMDA receptor,” says Dr. Robert Berman, the Chief Medical Officer of Biohaven.

Affective disorders constitute psychiatric disorders related to anxiety and mood. Despite the significant public health burden of these illnesses and decades of active pharmaceutical research, existing treatments almost exclusively target the monoamine neurotransmitter systems. While there are numerous approved first-line medications for these disorders, most have similar mechanisms of action and many do not experience remission with first or second-line pharmacologic treatments. BHV-0223 targets this unmet need and introduces an agent with a novel mechanism to treat these disorders.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favourable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.